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                               THE FULCRUM TRUST

                         SUPPLEMENT DATED MAY 3, 2001
                        TO PROSPECTUS DATED MAY 1, 2001



The following updates the information about the Portfolios throughout the entire Prospectus.

The Trust and several other applicants plan to file in May 2001 an application with the Securities and Exchange Commission ("SEC") seeking an order approving the substitution of shares at the separate account level of the Select Capital Appreciation Fund of Allmerica Investment Trust ("AIT") for shares of the Global Interactive/Telecomm Portfolio of the Trust, shares of the Select International Equity Fund of AIT for shares of the International Growth Portfolio of the Trust, shares of the Select Growth and Income Fund of AIT for shares of the Growth Portfolio of the Trust and shares of the Gabelli Capital Asset Fund of Gabelli Capital Series Funds, Inc. for shares of the Value Portfolio of the Trust. To the extent required by law, approvals of such substitution will also be obtained from the state insurance regulators in certain jurisdictions. Although subject to change and obtaining necessary regulatory approvals, the Trust is currently planning to effect the substitution during the fourth quarter of 2001. All contract owners on the date of the substitution will receive written notice that the substitution has been completed. If the substitution is approved and implemented, the Trust and its Portfolios will be liquidated.